Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Miami, Florida 33133

August 9, 2013

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Watsco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 22, 2013
File No. 001-05581

Dear Mr. Cash:

On behalf of Watsco, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated July 29, 2013 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended December 31, 2012 (the “Form 10-K”), filed with the SEC on February 28, 2013, and Definitive Proxy Statement on Schedule 14A (the “Proxy”), filed with the SEC on April 22, 2013.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold italicized face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules, page 15

1.	Please refer to comment three in our letter dated June 21, 2010. We note that you have not filed the schedules and exhibits to your credit agreement filed as exhibit 10.4(a). As indicated in our prior comment three, please file a complete copy of this agreement including all of the schedules and exhibits with your next Exchange Act report.

Company’s Response:

The Company supplementally advises the Staff that, on August 2, 2013, it filed a complete, executed copy of the revolving credit agreement, together with all exhibits and schedules thereto, in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013. Contemporaneously with such filing, we submitted to the SEC a request for confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, with respect to certain limited portions of the schedules to such exhibit.

Exhibit 13

Report of Independent Registered Public Accounting Firm

2.	In the second paragraph of the audit opinion from your independent registered public accounting firm, they state that their audits were conducted “in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” Please advise, or amend your Form 10-K to have your auditor revise their audit opinion:

•	to remove the reference to “generally accepted auditing standards as established by the Auditing Standards Board (United States),” and

•	to remove the reference to “auditing” standards of the Public Company Accounting Oversight Board (United States) since their audits are required to be conducted in accordance with the “standards of the Public Company Accounting Oversight Board (United States),” which include standards in addition to “auditing” standards.

Refer to PCAOB Auditing Standard No. 1 for guidance. We remind you that your amendment should contain currently dated certifications that refer to the Form 10-K/A.

Company’s Response:

The Company supplementally advises the Staff that on the date hereof, it filed Amendment No. 1 on Form 10-K/A (the “Form 10-K/A”), which amended the Form 10-K to include a revised audit opinion from its independent registered public accounting firm. The Form 10-K/A contains currently dated certifications that refer to the Form 10-K/A.

Consolidated Statements of Shareholders’ Equity

3.	We refer to the activity for the year ended December 31, 2011. It appears to us that the line items “fair value of non-controlling interest” and “share of carrying value of our locations contributed to joint venture,” which refer to the Carrier Enterprise II acquisition, should be transposed so that the line items agree with the respective amounts appearing in your statement. Please revise future annual filings as appropriate or tell us why your current presentation is correct as stated.

Company’s Response:

We advise the Staff that in our Annual Report on Form 10-K for the fiscal year ending December 31, 2013 we will transpose the line items “fair value of noncontrolling interest” and “share of carrying value of our locations contributed to joint venture” within the activity of the consolidated statements of shareholders’ equity for the year ended December 31, 2011.

Note 7. Income Taxes

4.	Please revise future filings to disclose the amount of undistributed earnings of international subsidiaries for which you have not recorded income taxes and provide all the disclosures required by ASC 740-30-50-2.

Company’s Response:

We advise the Staff that in future filings we will disclose the amount of undistributed earnings of international subsidiaries for which we have not recorded U.S. income taxes and provide all the applicable disclosures required by ASC 740-30-50-2.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 11

5.	We note that Mr. Darnell received $248,884 in option awards in 2012. With a view towards future disclosure, please tell us why Mr. Darnell received these option awards and whether it was in connection with his appointment to the board or otherwise. In future filings, please include a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table. Please refer to Item 402(k)(3) of Regulation S-K.

Company’s Response:

We advise the Staff that Mr. Darnell received an initial award of 20,000 non-qualified stock options upon his appointment to the Company’s Board of Directors on November 12, 2012, consistent with prior non-management director appointments. The terms and conditions of Mr. Darnell’s award are consistent with our historical practices. In future filings we will disclose in our discussion of director compensation that we generally grant to our non-management directors 20,000 non-qualified stock options upon appointment to the Board.

Annual Cash Incentives, page 22

6.	In comment 14 of our letter dated June 21, 2010, we requested that you provide a materially complete description of the compensation decisions relating to annual cash incentives, including why the compensation committee determined not to pay cash incentives and whether this was due to the failure to meet specific company and/or performance targets. It does not appear that you have included such disclosure. Please supplementally advise us why the company did not pay cash incentives in 2012 and how the committee made this determination. Please include similar disclosure in future filings.

Company’s Response:

The Company supplementally advises the Staff that the Compensation Committee of the Company’s Board of Directors (the “Committee”) determines executive compensation based upon a mix of three components: (i) base salary; (ii) annual cash incentives; and (iii) long-term share-based compensation (non-qualified stock options and non-vested (restricted) stock). In the case of executives other than the Vice President of Strategy & Innovation (our CEO’s son), annual cash incentives are based in the discretion of CEO, after consultation with and subject to the approval by the Committee. In recent years, the Committee has approved and determined that, as between annual cash incentives and long-term share-based compensation, it would award incentives composed entirely of share-based compensation. The Committee based its determination on its philosophy that compensation should both (i) help establish a culture whereby executives think and act with a long-term point of view (i.e. create an owner-oriented culture) and (ii) provide executives with an incentive to sustain their career with the Company. The Committee’s approval and determination not to pay cash incentives has been, and continues to be, entirely discretionary and is not based on any specific performance-based factors or because of any failure on the part of the Company’s executives to meet performance targets. Instead, the Committee based its determination on its philosophy outlined above.

In future filings we will include disclosure substantially as set forth above.

Long-Term Share-Based Compensation, page 22

7.	In comment 15 of our letter dated June 21, 2010, we asked that you disclose how you determine the allocation of non-qualified options and non-vested (restricted) stock awards. We note your current disclosure that such allocation is “discretionary,” but do not see disclosure as to how the compensation committee determined the allocation. Please supplementally advise us as to the reasons for the decision to award only non-vested (restricted) stock in 2012. Please also include similar disclosure in future filings.

Company’s Response:

The Company supplementally advises the Staff that the Committee adheres to its philosophy stated in its response to Comment 6 above when allocating awards between non-qualified stock options and non-vested (restricted) stock, in each case in the CEO’s discretion subject to their approval. Equity awards generally provide either medium-term or long-term incentives. The Committee grants awards of non-qualified stock options as medium-term incentives, which generally vest in two equal installments over three and four years of service and have a term of five years. By comparison, non-vested (restricted) stock vests upon an executive’s retirement age, resulting in vesting schedules that currently range from 4 to 34 years (with an average of 11 years); therefore, the Committee grants such awards as long-term incentives. As described above, the Committee’s compensation philosophy is heavily-weighted toward long-term incentives, which create an owner-oriented culture; therefore, the Committee’s discretionary allocation as between non-qualified stock options and non-vested (restricted) stock creates an allocation favoring the latter.

The Committee’s decision to award only non-vested (restricted) stock in 2012 was based on its philosophy described above, together with the recognition that medium-term incentives (i.e. non-qualified stock options) were outstanding.

In future filings we will disclose a description of the Committee’s basis for determination of compensation decisions with respect to the allocation of long-term share-based compensation between non-qualified stock options and non-vested (restricted) stock awards substantially as described above.

Non-Vested (Restricted) Stock, page 23

8.	In comment 11 of our letter dated June 21, 2010, we requested that you clearly explain how you consider financial and non-financial performance metrics in your determination of each named executive officer’s compensation. We note your disclosure on page 23 that the compensation committee awarded restricted stock based on the overall financial performance of the company, the performance of the department or function that each executive leads and the collective success of the team in meeting certain strategic priorities, however, your disclosure does not state how the company evaluated each of these factors to determine the amount of restricted stock to award, including the weight assigned to each factor. With a view toward future disclosure, please tell us how the compensation committee used these factors to determine the actual amount of each individual award. Please also tell us whether the company used any pre-established performance or financial targets to determine the amount of the awards, and, if so, please advise us of the specific targets as well as the actual level of target achievement and how the compensation committee calculated the actual value of the award. See Item 402(b) of Regulation S-K. Please include similar disclosure in future filings.

Company’s Response:

The Company supplementally advises the Staff that non-vested (restricted) stock awards vary each year and, in the case of executives other than the Vice President of Strategy & Innovation (our CEO’s son), are based in the discretion of CEO, after consultation with and subject to the approval by the Committee. For our Vice President of Strategy and Innovation (the CEO’s son), the award is based solely in the discretion of the Committee. We have no formal program or pre-established performance or financial targets that determine the amount, if any, of awards. The Committee’s decision to grant equity awards is based on the Committee’s subjective weighting of the factors described below, together with the overall performance of the Company.

The CEO and the Committee consider the following factors with respect to the amount of an individual executive’s non-vested (restricted) stock award: (i) the individual’s personal contribution toward Company performance and overall achievements; (ii) current levels of equity held by such executive in comparison to other executives; (iii) the executive’s role within the Company; (iv) the executive’s tenure with the Company; (v) the executive’s prospective retirement age (which is generally when vesting occurs) and (vi) the cost of the awards.

The CEO and the Committee considered the following factors related to overall Company performance 2012 when considering the amount of non-vested (restricted) stock awards:

•	Record performance in revenues, operating income and diluted earnings per share.
•	Surpassing the Company’s goal of generating cash flow from operating activities in excess of net income.
•	Continued expansion in the Americas with the completion of a third joint venture with Carrier Corporation in Canada.
•	Refinancing our two senior credit facilities into one unsecured $500 million credit facility providing the Company with capital to support our growth.

In future filings we will include disclosure substantially as set forth above.

Potential Payments upon a Termination or Change in Control, page 31

9.	We note your statement that there are no potential payments upon termination or change-in-control agreements with any of your NEOs. However, we note that the NEO’s share-based compensation agreements provide for accelerated vesting due to a change-in-control. Although Instruction 5 to Item 402(j) of Regulation S-K states that disclosure is not required with respect to contracts that do not discriminate in favor of executive officers of the company, this exception does not apply where option awards to executives are in amounts greater than those provided to all salaried employees. See Question 126.02 of Compliance and Disclosure Interpretations for Regulation S-K and Instruction 3 to Item 402(j). Please provide the disclosure required by Item 402(j) in future filings with respect to the NEO’s share-based compensation agreements and any other contract, agreement, plan or arrangement covered by Item 402(j).

Company’s Response:

The Company will provide the disclosure required by Item 402(j) in future filings with respect to the NEO’s share-based compensation agreements and, to the extent then in existence, any other contract, agreement, plan or arrangement covered by Item 402(j).

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (305) 714-4115.

Sincerely, Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez Chief Financial Officer

cc: Jaret Davis, Esq., Greenberg Traurig, P.A.